UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: May 13, 2021

Commission file number 1-33867
_________________________

TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated May 13, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: May 13, 2021	By:	/s/ Stewart Andrade
Stewart Andrade Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. REPORTS
FIRST QUARTER 2021 RESULTS

Highlights
•Reported GAAP net loss of $21.4 million, or $0.63 per share; and adjusted net loss(1) of $22.0 million, or $0.65 per share, in the first quarter of 2021 (excluding items listed in Appendix A to this release).
•As part of further reducing Teekay Tankers' cost of capital, in March 2021, the Company declared additional options to repurchase six vessels that are currently on long-term sale-leaseback financings for $129 million, which are expected to close in September 2021.
•In March 2021, closed the previously-announced sale of two unencumbered Aframax tankers for a total of approximately $32 million.
•Maintained a strong balance sheet with a liquidity position of approximately $372 million and net debt to capitalization(3) of 32 percent as at March 31, 2021.

Hamilton, Bermuda, May 13, 2021 - Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported the Company's results for the quarter ended March 31, 2021:

Consolidated Financial Summary

	Three Months Ended
(in thousands of U.S. dollars, except per share data)	March 31, 2021	December 31, 2020	March 31, 2020
GAAP FINANCIAL COMPARISON
Total revenues	142,749	127,802	341,900
(Loss) income from operations	(11,843)	(42,346)	120,126
Net (loss) income	(21,365)	(73,286)	106,839
(Loss) earnings per share	(0.63)	(2.17)	3.17
NON-GAAP FINANCIAL COMPARISON
Total Adjusted EBITDA (1)	15,917	9,788	155,370
Adjusted net (loss) income (1)	(22,002)	(40,666)	109,981
Adjusted (loss) earnings per share (1)	(0.65)	(1.21)	3.27
Free cash flow (1)	5,769	(20,975)	141,334
Net debt (2)	506,196	509,858	730,276
(1)    These are non-GAAP financial measures. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).
(2)     Net debt is a non-GAAP financial measure and represents short-term, current and long-term debt and current and long-term obligations related to finance leases less cash and cash equivalents and restricted cash.
(3)     Net debt to capitalization is a non-GAAP financial measure and represents net debt, as described in note (2) above, divided by the sum of net debt and equity. This measure is used by certain investors and management to evaluate the Company's use of financial leverage.

Teekay Tankers Ltd. Investor Relations Tel: +1 604 683-3529 www.teekaytankers.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

First Quarter of 2021 Compared to Fourth Quarter of 2020
GAAP net loss and non-GAAP adjusted net loss for the first quarter of 2021 improved, compared to the fourth quarter of 2020, primarily due to higher average spot tanker rates and a lower number of scheduled drydockings during the first quarter of 2021. GAAP net loss for the fourth quarter of 2020 was negatively impacted by a one-time $18.1 million freight tax accrual adjustment, of which $10.5 million is related to 2020 and is included in non-GAAP adjusted net loss. In addition, GAAP net loss in the first quarter of 2021 included a $0.7 million write-down of an asset, while GAAP net loss in the fourth quarter of 2020 included a $24.3 million write-down of assets.

First Quarter of 2021 Compared to First Quarter of 2020
GAAP net loss and non-GAAP adjusted net loss for the first quarter of 2021, compared to the first quarter of 2020, were impacted primarily by lower average spot tanker rates in the first quarter of 2021 and the sale of five tankers during the first quarters of 2020 and 2021. These decreases were partially offset by lower vessel operating expenses and interest expense in the first quarter of 2021 compared to the same period of the prior year. In addition, GAAP net loss in the first quarter of 2021 included a $0.7 million write-down of an asset, while GAAP net income in the first quarter of 2020 included a $3.1 million loss and write-down on sale of assets.

CEO Commentary
“While improved relative to the fourth quarter of 2020, crude spot tanker rate weakness generally continued into the first quarter of 2021 due to ongoing OPEC+ production cuts resulting from reduced oil demand related to the COVID-19 pandemic, as well as the continued unwinding of floating storage,” commented Kevin Mackay, Teekay Tankers’ President and Chief Executive Officer. “However, we did experience some pockets of strength in the mid-size crude tanker sector during the latter part of the first quarter as a result of weather-related disruptions and the short-lived Suez Canal blockage.”
“In the second quarter, the tanker market has thus far remained relatively soft, and with the continued impact of COVID-19, the near-term outlook remains uncertain. At the same time, we are seeing early positive indicators which point towards an anticipated tanker market recovery, including improvements in the global economy, a continued decline in global oil inventories, a planned increase in OPEC+ production, and positive tanker fleet supply fundamentals. We are already seeing a positive shift in crude tanker sentiment as evidenced by the recent strengthening of asset values.”
“Our strong financial position has enabled us to continue reducing our overall cost of capital on an opportunistic basis,” commented Mr. Mackay. “In March 2021, we declared additional purchase options for six vessels on higher-cost sale-leaseback financings for a total of $129 million, bringing our total of such purchase options exercised since November 2020 to eight, with the transactions expected to close in May and September 2021. We are currently negotiating terms sheets to refinance a portion of these vessels with lower-cost sale-leaseback financings with the remaining expected to be funded with our existing liquidity.”
Mr. Mackay added, “With a strong liquidity position, decreasing cost of capital, low balance sheet leverage, no significant debt maturities until 2024 and high operating leverage, we believe that Teekay Tankers is well-positioned to weather the current market challenges and benefit from an anticipated tanker market recovery.”

Summary of Recent Events
In March 2021, Teekay Tankers declared options to repurchase six Aframax vessels that are currently on long-term sale-leaseback financings for approximately $129 million, which are expected to close in September 2021. This is in addition to the declared purchase options on two Suezmax vessels that are currently on long-term sale-leaseback financings for approximately $57 million, which are expected to close in May 2021. The Company intends to fund these purchases with new long-term sale-leaseback financings and existing liquidity.

Tanker Market

Crude tanker spot rates remained under pressure during the first quarter of 2021 due to the ongoing impact of the COVID-19 pandemic on global oil demand, oil supply cuts by the OPEC+ group of producers, and the continued unwinding of floating storage. However, the mid-size crude tanker sectors experienced some pockets of strength during the latter part of the first quarter of 2021 due to the impact of weather events in the Atlantic Basin and the blockage of the Suez Canal in late-March 2021.

A resurgence in the number of COVID-19 cases in various regions led to a slowdown in global oil demand during the first quarter of 2021. According to the International Energy Agency (IEA), global oil demand declined to 93.7 million barrels per day (mb/d), down approximately 1.0 mb/d from the fourth quarter of 2020. After increasing supply by 0.5 mb/d in January 2021, the OPEC+ group of producers decided to freeze production for the rest of the first quarter of 2021, while Saudi Arabia implemented an additional voluntary supply cut of 1.0 mb/d from February 2021. The combination of stalling oil demand growth and lower OPEC+ supply put pressure on crude tanker spot rates during the first quarter of 2021. In addition, the number of tankers being used for floating storage fell to a 12-month low of just under 20 million deadweight tons (mdwt) by the end of the first quarter, which further added to the current tanker supply and demand imbalance.

Despite these pressures, mid-size tanker spot rates showed some pockets of strength during the latter part of the first quarter, particularly in the Atlantic Aframax market. Bad weather in the U.S. Gulf during February and March 2021, along with vessel delays in the Mediterranean, led to tighter tonnage supply, bolstering spot Aframax rates, which reached over $20,000 per day on some routes. The blockage of the Suez Canal by the containership Ever Given at the end of March 2021 further tightened vessel supply and contributed to additional rate volatility. Although these events have now passed and spot tanker rates declined at the start of the second quarter, it was encouraging to see a positive rate reaction to these factors in what was otherwise a relatively depressed rate environment.

Although the tanker market is currently under pressure, there are positive indicators that are trending in the right direction and signal a potential recovery in the tanker market in the coming quarters, including:

•Improvements in the global economy – The outlook for the global economy is improving, with the International Monetary Fund (IMF) raising their global GDP growth forecast for 2021 from 5.5 percent to 6.0 percent. As a result of this improved economic outlook, the IEA has increased its forecast for global oil demand in the second half of 2021 from 98.6 mb/d at the start of the year to 98.9 mb/d in its May 2021 monthly report. More importantly for the crude tanker market, the IEA expects global refinery throughput to increase by 6.6 mb/d between April and August 2021, which is expected to generate a significant increase in crude tanker demand.

•Rapidly declining global oil inventories – Global oil inventories, which increased significantly in the second half of 2020, have been drawn down since the beginning of the year and are almost back to long-term averages, which means that oil demand growth will increasingly need to be met by additional oil supply in order to keep the oil market in balance. The OPEC+ group has already indicated its intention to return supply to the oil market by announcing a production increase of 2.1 mb/d starting May 2021, and it is expected that additional supply will be needed in the second half of 2021 as oil demand is expected to increase in tandem with the rollout of global vaccination programs. This is expected to be positive for tanker demand moving into the second half of 2021; however, the risk remains that further outbreaks of COVID-19 could have a negative impact on oil demand, particularly if these outbreaks affect large oil importing nations.

•Positive tanker fleet supply fundamentals – Tanker supply fundamentals continue to look very positive due to a small orderbook, relatively low levels of new tanker ordering, and an aging global tanker fleet. Since the start of 2021, there has been a large amount of new vessel ordering in the containership sector, which is taking up a considerable amount of shipyard capacity through 2023 and is driving newbuilding prices up for all vessel types. High steel prices are also contributing to the increase in newbuilding prices, which have risen by approximately 10 percent since the fourth quarter of 2020. Higher newbuilding prices, coupled with ongoing uncertainty over vessel technology, are expected to keep the level of new tanker orders relatively low. Tanker scrapping appears to be picking up, with 1.7 mdwt scrapped in March 2021, the highest level in almost three years. The combination of these factors is expected to keep tanker fleet growth at relatively low levels for the next two to three years.

In summary, the tanker market continues to face challenges in the near-term due to the impact of the COVID-19 pandemic. However, the outlook for the second half of 2021 looks more positive as global oil demand is expected to recover in tandem with the rollout of vaccination programs and as the OPEC+ group of producers return oil supply to the market. This should lead to improved tanker fleet utilization in the latter part of 2021, with a more sustained recovery expected in 2022 and 2023 supported by positive long-term fleet supply fundamentals.

Operating Results
The following table highlights the operating performance of the Company’s time-charter vessels and spot vessels trading in revenue sharing arrangements (RSAs), voyage charters and full service lightering, in each case measured in net revenues(i) per revenue day, or time-charter equivalent (TCE) rates, before off-hire bunker expenses:

	Three Months Ended
	March 31, 2021(ii)	December 31, 2020(ii)	March 31, 2020(ii)
Time Charter-Out Fleet
Suezmax revenue days	418	545	453
Suezmax TCE per revenue day	$44,699	$43,258	$33,752
Aframax revenue days	267	273	—
Aframax TCE per revenue day	$22,887	$22,980	—
LR2 revenue days	90	92	—
LR2 TCE per revenue day	$28,638	$28,368	—

Spot Fleet
Suezmax revenue days	1,906	1,541	2,071
Suezmax spot TCE per revenue day (iii)	$10,670	$9,283	$49,067
Aframax revenue days	1,266	1,366	1,723
Aframax spot TCE per revenue day (iv)	$10,108	$7,430	$34,438
LR2 revenue days	727	808	953
LR2 spot TCE per revenue day (v)	$11,434	$8,528	$34,494

Total Fleet
Suezmax revenue days	2,324	2,086	2,524
Suezmax TCE per revenue day	$16,787	$18,155	$46,317
Aframax revenue days	1,533	1,639	1,723
Aframax TCE per revenue day	$12,333	$10,015	$34,438
LR2 revenue days	817	900	953
LR2 TCE per revenue day	$13,328	$10,555	$34,494

(i)Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term.
(ii)Revenue days are the total number of calendar days the Company's vessels were in its possession during a period, less the total number of off-hire days during the period associated with major repairs, dry dockings or special or intermediate surveys. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue but is not employed, are included in revenue days.
(iii)Includes vessels trading in the Teekay Suezmax RSA, Teekay Suezmax Classic RSA and non-RSA voyage charters.
(iv)Includes Aframax vessels trading in the Teekay Aframax RSA, non-RSA voyage charters and full service lightering voyages.
(v)Includes LR2 vessels trading in the Teekay Aframax RSA, non-RSA voyage charters, and full service lightering voyages.

Second Quarter of 2021 Spot Tanker Performance Update
The following table summarizes Teekay Tankers’ TCE rates fixed to-date in the second quarter of 2021 for its spot-traded fleet only:

	To-Date Spot Tanker Rates
	TCE Rates Per Day	% Fixed
Suezmax	$10,500	55%
Aframax (1)	$10,500	49%
LR2 (2)	$11,900	49%

(1)    Rates and percentage booked to-date include Aframax RSA, full service lightering (FSL) and non-RSA voyage charters for all Aframax vessels.
(2)    Rates and percentage booked to-date include Aframax RSA, FSL and non-RSA voyage charters for all LR2 vessels, whether trading in the clean or dirty spot market.

Teekay Tankers’ Fleet
The following table summarizes the Company’s fleet as of May 1, 2021:

	Owned and Leased Vessels	Chartered-in Vessels	Total
Fixed-rate:
Aframax Tankers	3	—	3
Total Fixed-Rate Fleet	3	—	3
Spot-rate:
Suezmax Tankers	26	—	26
Aframax Tankers(i)	12	1	13
LR2 Product Tankers	9	—	9
VLCC Tanker(ii)	1	—	1
Total Spot Fleet	48	1	49
Total Tanker Fleet	51	1	52
STS Support Vessels	—	2	2
Total Teekay Tankers' Fleet	51	3	54

(i)Includes one Aframax tanker with a charter-in contract that is scheduled to expire in September 2021, with an option for the Company to extend for one additional year.
(ii)The Company’s ownership interest in this vessel is 50 percent.

Liquidity Update
As at March 31, 2021, the Company had total liquidity of $371.7 million (comprised of $87.6 million in cash and cash equivalents and $284.1 million in undrawn capacity from its credit facilities) compared to total liquidity of $372.6 million as at December 31, 2020.

Conference Call
The Company plans to host a conference call on Thursday, May 13, 2021 at 12:00 p.m. (ET) to discuss its results for the first quarter of 2021. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•By dialing (800) 458-4121 or (647) 484-0477, if outside of North America, and quoting conference ID code 8911981.
•By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of one year).
An accompanying First Quarter of 2021 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay Tankers
Teekay Tankers currently has a fleet of 50 double-hull tankers (including 26 Suezmax tankers, 15 Aframax tankers and nine LR2 product tankers), and also has one time chartered-in tanker. Teekay Tankers’ vessels are typically employed through a mix of short- or medium-term fixed-rate time charter contracts and spot tanker market trading. Teekay Tankers also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a ship-to-ship transfer business that performs full service lightering and lightering support operations in the U.S. Gulf and Caribbean. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business.

Teekay Tankers’ Class A common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations enquiries contact:

Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net (Loss) Income, Free Cash Flow, Net Revenues, and Adjusted EBITDA, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized definitions across companies, and therefore may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Company believes that these supplemental metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Company across reporting periods and with other companies.
Non-GAAP Financial Measures
Adjusted net (loss) income excludes items of income or loss from GAAP net (loss) income that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net (loss) income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Adjusted EBITDA represents net (loss) income before interest, taxes, and depreciation and amortization and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign exchange gains and losses, write-downs of vessels, gains and losses on sale of assets, unrealized credit loss adjustments, unrealized gains and losses on derivative instruments and any write-offs and certain other income or expenses. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as management, in assessing the Company's performance, views these gains or losses as an element of interest expense and realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments. Consolidated Adjusted EBITDA represents Adjusted EBITDA from vessels that are consolidated on the Company's financial statements. Adjusted EBITDA from Equity-Accounted Joint Venture represents the Company's proportionate share of Adjusted EBITDA from its equity-accounted joint venture, and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted joint venture is retained within the entity in which the Company holds the equity-accounted joint venture or distributed to the Company and other owners. In addition, the Company does not control the timing of any such distributions to the Company and other owners. Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Total Adjusted EBITDA represents Consolidated Adjusted EBITDA plus Adjusted EBITDA from Equity-Accounted Joint Venture. Please refer to Appendices C and D of this release for reconciliations of Adjusted EBITDA to net (loss) income and equity (loss) income, respectively, which are the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Free cash flow (FCF) represents net (loss) income, plus depreciation and amortization, unrealized losses from derivative instruments, write-down and loss on sale of assets, equity loss from the equity-accounted joint venture, and any write-offs and certain other non-cash non-recurring items, less unrealized gains from derivative instruments, gain on sales of vessels, equity income from the equity-accounted joint venture and certain other non-cash items. The Company includes FCF from the equity-accounted joint venture as a component of its FCF. FCF from the equity-accounted joint venture represents the Company’s proportionate share of FCF from its equity-accounted joint venture. The Company does not control its equity-accounted joint venture, and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted joint venture is retained within the joint venture or distributed to the Company and other owners. In addition, the Company does not control the timing of such distributions to the Company and other owners. Consequently, readers are cautioned when using FCF as a liquidity measure as the amount contributed from FCF from the equity-accounted joint venture may not be available to the Company in the periods such FCF is generated by the equity-accounted joint venture. FCF is a non-GAAP financial measure used by certain investors and management to evaluate the Company’s financial and operating performance and to assess the Company’s ability to generate cash sufficient to repay debt, pay dividends and undertake capital and dry-dock expenditures. Please refer to Appendix B to this release for a reconciliation of this non-GAAP financial measure to net (loss) income, the most directly comparable GAAP financial measure reflected in the Company’s consolidated financial statements.
Net revenues represents (loss) income from operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, and write-down and loss on sale of assets. Since the amount of voyage expenses the Company incurs for a particular charter depends on the type of the charter, the Company includes these costs in net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses net revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does (loss) income from operations, the most directly comparable financial measure under GAAP.

Teekay Tankers Ltd.
Summary Consolidated Statements of (Loss) Income
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2021	2020	2020
	(unaudited)	(unaudited)	(unaudited)

Voyage charter revenues (1)	112,201	90,581	317,478
Time-charter revenues	28,285	34,865	15,567
Other revenues (2)	2,263	2,356	8,855
Total revenues	142,749	127,802	341,900

Voyage expenses (1)	(69,045)	(58,649)	(119,241)
Vessel operating expenses	(43,048)	(41,030)	(50,649)
Time-charter hire expenses	(3,630)	(8,096)	(9,879)
Depreciation and amortization	(26,684)	(28,042)	(29,632)
General and administrative expenses	(11,470)	(10,049)	(9,286)
Write-down and loss on sale of assets (3)	(715)	(24,282)	(3,087)
(Loss) income from operations	(11,843)	(42,346)	120,126

Interest expense	(10,068)	(10,345)	(15,135)
Interest income	30	39	256
Realized and unrealized gain (loss) on derivative instruments (4)	703	(390)	(827)
Equity (loss) income (5)	(359)	(74)	1,940
Other income (expense)	743	(1,140)	1,143
Net (loss) income before income tax	(20,794)	(54,256)	107,503

Income tax expense (6)	(571)	(19,030)	(664)
Net (loss) income	(21,365)	(73,286)	106,839

(Loss) earnings per share attributable
to shareholders of Teekay Tankers
- Basic	(0.63)	(2.17)	3.17
- Diluted	(0.63)	(2.17)	3.15

Weighted-average number of total common
shares outstanding
- Basic	33,743,722	33,738,143	33,669,967
- Diluted	33,743,722	33,738,143	33,946,292

Number of outstanding shares of common
stock at the end of the period	33,755,457	33,738,143	33,721,161

(1)Voyage charter revenues include revenues earned from full service lightering activities. Voyage expenses include certain costs associated with full service lightering activities, which include: short-term in-charter expenses, bunker fuel expenses and other port expenses totaling $7.9 million, $6.3 million and $18.7 million for the three months ended March 31, 2021, December 31, 2020 and March 31, 2020, respectively.

(2)Other revenues include lightering support and liquefied natural gas services revenue, revenue earned from the Company's responsibilities in employing the vessels subject to the RSAs, and bunker commissions earned. In April 2020, the Company sold a portion of its oil and gas ship-to-ship transfer support business, including its gas terminal management services.

(3)Write-down and loss on sale of assets for the three months ended December 31, 2020 includes a write-down of $22.7 million relating to four Aframax tankers and the Company's operating lease right-of-use assets, which were written-down to their estimated fair values. Write-down and loss on sale of assets for the three months ended December 31, 2020 also includes a write-down of $1.6 million related to two Aframax tankers, which were classified as held for sale at December 31, 2020 and sold during March 2021.

(4)Includes realized losses on interest rate swaps of $0.1 million and $0.1 million and a realized gain of $0.5 million for the three months ended March 31, 2021, December 31, 2020 and March 31, 2020, respectively. The Company also recognized realized losses of nil, $0.8 million and nil for the three months ended March 31, 2021, December 31, 2020 and March 31, 2020, respectively, relating to its forward freight agreements.

(5)Equity (loss) income relates to the Company’s 50 percent interest in the High-Q Investment Ltd. (High-Q) joint venture, which owns one VLCC tanker.

(6)During the three months ended December 31, 2020, the Company obtained further advice regarding the freight taxes in a certain jurisdiction due to the uncertainty surrounding recent tax changes. Based on this new information and other considerations, the Company increased its provision during the three months ended December 31, 2020 for uncertain tax liabilities by $18.1 million, of which $10.5 million related to 2020 voyages, and $2.1 million of that balance related to the fourth quarter of 2020.

Teekay Tankers Ltd.
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at	As at
	March 31,	December 31,
	2021	2020
	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	87,595	97,232
Restricted cash	2,813	2,779
Accounts receivable	36,782	36,202
Bunker and lube oil inventory	40,403	34,606
Prepaid expenses	11,618	9,739
Due from affiliates	1,730	5,236
Assets held for sale (1)	—	32,974
Accrued revenue	38,057	26,640
Total current assets	218,998	245,408
Restricted cash – long-term	3,135	3,135
Vessels and equipment – net	1,085,289	1,104,742
Vessels related to finance leases – net	444,793	450,558
Operating lease right-of-use assets	708	2,529
Investment in and advances to equity-accounted joint venture	28,202	28,561
Derivative assets	167	—
Other non-current assets	2,075	897
Intangible assets – net	1,860	1,989
Goodwill	2,426	2,426
Total assets	1,787,653	1,840,245

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	70,020	86,114
Short-term debt	20,000	10,000
Current portion of long-term debt	10,973	10,858
Current portion of derivative liabilities	313	289
Current obligations related to finance leases (2)	198,164	78,476
Current portion of operating lease liabilities	1,880	3,685
Due to affiliates	4,748	3,123
Other current liabilities	2,643	4,574
Total current liabilities	308,741	197,119
Long-term debt	214,805	232,103
Long-term obligations related to finance leases	155,797	281,567
Long-term operating lease liabilities	211	315
Other long-term liabilities	50,221	49,642
Derivative liabilities	—	597
Equity	1,057,878	1,078,902
Total liabilities and equity	1,787,653	1,840,245

Net debt (3)	506,196	509,858

(1)Assets held for sale at December 31, 2020 included two unencumbered Aframax vessels. In March 2021, the Company completed the sales of these two vessels for total gross proceeds of $32.0 million.
(2)Current obligations related to finance leases at March 31, 2021 includes $185.5 million related to the declared purchase options on eight vessels. In November 2020, the Company declared purchase options to acquire two of these vessels for a total cost of $56.7 million with an expected completion date of May 2021 and, in March 2021, the Company declared purchase options to acquire six vessels for a total cost of $128.8 million with an expected completion date of September 2021.

(3)Net debt is a non-GAAP financial measure and represents short-term, current and long-term debt and current and long-term obligations related to finance leases less cash and cash equivalents and restricted cash.

Teekay Tankers Ltd.
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Three Months Ended
	March 31,	March 31,
	2021	2020
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net (loss) income	(21,365)	106,839
Non-cash items:
Depreciation and amortization	26,684	29,632
Write-down and loss on sale of assets	715	3,087
Unrealized (gain) loss on derivative instruments	(740)	1,301
Equity loss (income)	359	(1,940)
Income tax expense	484	1,439
Other	(500)	744
Change in operating assets and liabilities	(30,037)	(1,308)
Expenditures for dry docking	(3,045)	(1,109)
Net operating cash flow	(27,445)	138,685

FINANCING ACTIVITIES
Proceeds from short-term debt	10,000	135,000
Proceeds from long-term debt, net of issuance costs	—	479,091
Scheduled repayments of long-term debt	(2,808)	(5,728)
Prepayments of long-term debt	(15,000)	(557,368)
Prepayments of short-term debt	—	(130,000)
Scheduled repayments of obligations related to finance leases	(6,082)	(6,108)
Other	(42)	—
Net financing cash flow	(13,932)	(85,113)

INVESTING ACTIVITIES
Proceeds from sale of vessels	32,687	60,915
Expenditures for vessels and equipment	(913)	(842)
Loan repayments from equity-accounted joint venture	—	2,000
Net investing cash flow	31,774	62,073

(Decrease) increase in cash, cash equivalents and restricted cash	(9,603)	115,645
Cash, cash equivalents and restricted cash, beginning of the year	103,146	96,790
Cash, cash equivalents and restricted cash, end of the year	93,543	212,435

Teekay Tankers Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net (Loss) Income
(in thousands of U.S. dollars, except per share amounts)

	Three Months Ended
	March 31, 2021		December 31, 2020		March 31, 2020
	(unaudited)		(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)	$	$ Per Share(1)
Net (loss) income - GAAP basis	(21,365)	($0.63)	(73,286)	($2.17)	106,839	$3.17

Add (subtract) specific items affecting net (loss) income:
Write-down and loss on sale of assets	715	$0.02	24,282	$0.71	3,087	$0.10
Unrealized (gain) loss on derivative instruments (2)	(740)	($0.02)	(489)	($0.01)	1,301	$0.04
Other (3)	(612)	($0.02)	8,827	$0.26	(1,246)	($0.04)
Total adjustments	(637)	($0.02)	32,620	$0.96	3,142	$0.10
Adjusted net (loss) income attributable to
shareholders of Teekay Tankers	(22,002)	($0.65)	(40,666)	($1.21)	109,981	$3.27

(1)Basic per share amounts.
(2)Reflects unrealized gains or losses due to the changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including unrealized gains or losses on interest rate swaps and forward freight agreements.
(3)The amount recorded for the three months ended March 31, 2021 primarily relates to unrealized foreign exchange gains. The amount recorded for the three months ended December 31, 2020 primarily relates to adjustments to freight tax accruals of prior years and unrealized foreign exchange losses. The amount recorded for the three months ended March 31, 2020 primarily relates to unrealized foreign exchange gains, realized gains from swap termination settlement and debt issuance costs which were written off in connection with the refinancing of the Company's debt facilities in January 2020.

Teekay Tankers Ltd.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Free Cash Flow
(in thousands of U.S. dollars, except share data)

	Three Months Ended
	March 31, 2021	December 31, 2020	March 31, 2020
	(unaudited)	(unaudited)	(unaudited)
Net (loss) income - GAAP basis	(21,365)	(73,286)	106,839

Add:
Depreciation and amortization	26,684	28,042	29,632
Proportionate share of free cash flow from equity-accounted joint venture	116	402	2,415
Unrealized loss on derivative instruments	—	—	1,301
Write-down and loss on sale of assets	715	24,282	3,087
Equity loss (1)	359	74	—

Less:
Equity income (1)	—	—	(1,940)
Unrealized gain on derivative instruments	(740)	(489)	—

Free cash flow	5,769	(20,975)	141,334

Weighted-average number of common shares outstanding for the period - basic	33,743,722	33,738,143	33,669,967
(1)Equity loss and equity income relate to the Company’s 50 percent ownership interest in the High-Q joint venture, which owns one VLCC tanker.

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Total Adjusted EBITDA
(in thousands of U.S. dollars)

	Three Months Ended
	March 31, 2021	December 31, 2020	March 31, 2020
	(unaudited)	(unaudited)	(unaudited)
Net (loss) income - GAAP basis	(21,365)	(73,286)	106,839
Depreciation and amortization	26,684	28,042	29,632
Interest expense, net of interest income	10,038	10,306	14,879
Income tax expense	571	19,030	664
EBITDA	15,928	(15,908)	152,014

Add (subtract) specific income statement items affecting EBITDA:
Foreign exchange (gain) loss	(612)	1,268	(1,135)
Write-down and loss on sale of assets	715	24,282	3,087
Realized loss (gain) on interest rate swaps	65	70	(523)
Unrealized (gain) loss on derivative instruments	(740)	(489)	1,301
Equity loss (income)	359	74	(1,940)
Consolidated adjusted EBITDA	15,715	9,297	152,804
Adjusted EBITDA from equity-accounted joint venture (See Appendix D)	202	491	2,566
Total adjusted EBITDA	15,917	9,788	155,370

Teekay Tankers Ltd.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA from Equity-Accounted Joint Venture
(in thousands of U.S. dollars)

	Three Months Ended
	March 31, 2021		December 31, 2020		March 31, 2020
	(unaudited)		(unaudited)		(unaudited)
	At	Company's	At	Company's	At	Company's
	100%	Portion (1)	100%	Portion (1)	100%	Portion (1)
Revenues	997	499	1,584	792	5,836	2,918
Vessel and other operating expenses	(593)	(297)	(602)	(301)	(705)	(353)
Depreciation and amortization	(951)	(475)	(951)	(475)	(951)	(475)
(Loss) income from operations of equity-accounted joint venture	(547)	(273)	31	16	4,180	2,090

Interest expense, net of interest income	(167)	(84)	(179)	(90)	(301)	(151)
Income tax expense	(5)	(2)	—	—	—	—
Other	—	—	—	—	1	1
Equity (loss) income of equity-accounted joint venture	(719)	(359)	(148)	(74)	3,880	1,940

Equity (loss) income of equity-accounted joint venture	(719)	(359)	(148)	(74)	3,880	1,940
Depreciation and amortization	951	475	951	475	951	475
Interest expense, net of interest income	167	84	179	90	301	151
Income tax expense	5	2	—	—	—	—
EBITDA from equity-accounted joint venture	404	202	982	491	5,132	2,566

Adjusted EBITDA from equity-accounted joint venture	404	202	982	491	5,132	2,566

(1) The Company’s proportionate share of its equity-accounted joint venture is 50 percent.

Forward Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including, among other things, statements regarding: the Company’s plans to finance, and the timing of closing, the repurchase of sale-and-leaseback vessels, and the impact of such repurchases on the Company’s cost of capital; crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the oil and tanker markets and the volatility of such markets; the future outlook on the crude tanker spot and charter markets, and the impact thereon of various factors; the future outlook on the global economy; forecasts of a potential recovery in the tanker market, as well as expected growth in global oil demand; forecasts of worldwide tanker fleet growth or contraction (including as a result of higher newbuilding prices and ongoing uncertainty over vessel technology) and newbuilding tanker deliveries and vessel scrapping; estimated fluctuations in global oil demand and supply levels, including anticipated future fluctuations in global oil inventories and the timing thereof; future OPEC+ oil production increases, the timing thereof and the resulting impact on oil and tanker demand, as well as tanker fleet utilization; expected changes in global refinery throughput, and the impact thereof on crude tanker demand; the impact of the COVID-19 outbreak and related developments on the Company's business and tanker and oil market fundamentals, including the timing and impact of coronavirus vaccination programs; the Company's liquidity and market position; the anticipated impact of the Company’s financial position on its ability to reduce its cost of capital; and the Company’s high operating leverage and ability to benefit from an expected tanker market recovery.

The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in tanker rates; changes in the production of, or demand for, oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; OPEC+ and non-OPEC production and supply levels; the duration and extent of the COVID-19 outbreak and any resulting effects on the markets in which the Company operates; the impact of the COVID-19 outbreak on the Company’s ability to maintain safe and efficient operations; the impact and timing of coronavirus vaccination programs; the impact of geopolitical tensions and changes in global economic conditions; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; the potential for early termination of charter contracts on existing vessels in the Company's fleet; the inability of charterers to make future charter payments; the inability of the Company to renew or replace charter contracts or to finance the repurchase of sale-and-leaseback vessels within anticipated timeframes; changes in global oil prices; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations and the impact of such changes, including IMO 2030; increased costs; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2020. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.